FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Rentberry, Inc.

Delaware	47-4933743
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Rentberry, Inc

201 Spear Street, Suite 1100

San Francisco, CA 94105
 (Full mailing address of principal executive offices)

(415) 795-7171

(Issuer’s telephone number, including area code)

Part 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

Rentberry, Inc.

(a Delaware corporation)

Consolidated Financial Statements for the Six Months Ended June 30, 2021 and 2020 (UNAUDITED)

Rentberry, Inc.

CONSOLIDATED COMPARATIVE BALANCE SHEET

	June 30, 2021 (Unaudited)	December 31, 2020
ASSETS
CURRENT ASSETS
Cash	$1,734,284	$2,354,984
Accounts Receivable	892,185	892,185
Accounts Receivable-Shareholders	51,469	1,469
Prepaids	184,567	120,733
Investments in Cryptocurrency	-	874
Total Current Asset	2,862,505	3,370,245

Other Assets:
Intangible-Net	214,602	216,509
Security Deposit	26,666	26,666
Deferred Tax Asset	1,394,924	1,394,924
Total Other Assets	$1,636,192	$1,638,099

FIXED ASSETS - NET	463,367	-
TOTAL ASSETS	$4,962,064	$5,008,344

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts Payable	$95,558	46,528
Warrants-Safe Agreements	1,112,769	-
SBA Loan - Cross River Bank	63,636	-
Total Current Liabilities	1,271,963	46,528
Total Liabilities	$1,271,963	$46,528.00

SHAREHOLDERS’ EQUITY
Common Stock	$2,947	$2,947
Additional paid in capital	7,638,372	7,638,372
Retained Deficit	(3,951,647)	(2,679,932)
Accumulated Other Comprehensive Income	433	433
Non-Controlling Interest	(4)	(4)
Total Shareholders’ Equity	3,690,101	4,961,816
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,962,064	$5,008,344

(See Accompanying Notes to the Financial Statements)

Rentberry, Inc.

CONSOLIDATED COMPARATIVE STATEMENT OF INCOME AND RETAINED EARNINGS

(UNAUDITED)

For the Periods Ended June 30,

	2021	2020
REVENUE	$41,851	$16,900
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,297,004	896,634
OPERATING LOSS	(1,255,153)	(879,734)
OTHER INCOME (EXPENSE)	(1,178)	(1,650)
NET LOSS BEFORE INCOME TAXES	(1,256,331)	(881,384)
INCOME TAXES	(15,384)	(3,285)
NET LOSS	(1,271,715)	(884,669)
RETAINED DEFICIT, at beginning of year	(2,679,932)	(1,294,080)
RETAINED DEFICIT, at end of year	$(3,951,647)	$(2,178,749)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

(See Accompanying Notes to the Financial Statements)

Rentberry, Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

						Retained	Accumulated Other
				Additional		Earnings	Comprehensive	Non-	Total
	Common Stock		Treasury	(Paid In	Treasury	(Accumulated	Income	Controlling	Shareholders’
	Shares	Amount	Shares	Capital)	Stock	Deficit)	(Loss)	Interest	Equity
BALANCE, at Jan 1, 2020	18,287,337	1,829		3,750,281		(1,294,080)	0		2,458,030
Common Stock Issued, during period	10,492,177	1,049		3,938,091					3,939,140
Treasury Shares	(68,808)	0	(68,808)		(50,000)				(50,000)
Repurchase of Treasury Shares	68,808	69	68,808		50,000				69
Comprehensive Income:						(1,385,852)			(1,385,852)
Non-Controlling Interest							433	(4)	429
Net Loss
BALANCE, at December 31, 2020	28,779,514	2,947	-	7,688,372	-	(2,679,932)	433	(4)	4,961,816

BALANCE, at Jan 1, 2021	28,779,514	$2,947	$-	$7,638,372	$-	$(2,679,932)	$433	$(4)	$4,961,816
Common Stock Issued, during period
Comprehensive Income:
Net Loss						(1,271,715)			(1,271,715)
BALANCE, at Jun 30, 2021	28,779,514	$2,947	$-	$7,638,372	$-	$(3,951,647)	$433	$(4)	$3,690,101

(See Accompanying Notes to the Financial Statements)

Rentberry, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

For the Periods Ended June 30,

	2021	2020
RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES
Net Loss	$(1,271,715)	$(884,669)

Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities
Depreciation	1,633	-
Amortization	5,862	7,745

(Increase) decrease in:
Prepaid Expenses	(63,834)	(133,766)
Intangibles	0	-

Increase (decrease) in:
Accounts Payable	49,030	(393,564)

Net cash used in operating activities	$(1,279,024)	$(1,404,254)

(See Accompanying Notes to the Financial Statements)

Rentberry, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) (Continued)

For the Periods Ended June 30,

	2021	2020

CASH FLOWS USED IN OPERATING ACTIVITIES
Cash received from customers	$41,851	$16,900
Cash paid to suppliers and employees	(1,240,479)	(1,282,453)
Other Income	(1,178)	(1,650)
Income taxes paid	(15,384)	(3,285)
Interest paid	(63,834)	(133,766)

Net cash used in operating activities	(1,279,024)	(1,411,999)

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of fixed assets	(465,000)	-
Investments in Cryptocurrency	874	-
Investment in Intangibles	(3,955)	(14,576)

Net cash used in investing activities	(468,081)	(14,576)

CASH PROVIDED BY FINANCING ACTIVITIES
Accounts Receivable-Shareholders	(50,000)	-
Issuance of SAFE’s	1,112,769	-
SBA Loan - Cross River Bank	63,636	-

Net cash provided by financing activities	1,126,405	-

NET DECREASE IN CASH	(620,700)	(1,426,575)

CASH, at beginning of period	2,354,984	3,006,635

CASH, at end of period	$1,734,284	$1,580,060

(See Accompanying Notes to the Financial Statements)

RENTBERRY, INC

notes to CONSOLIDATED financial statements

JuNE 30, 2020 and 2021

NOTE 1	ORGANIZATION

Rentberry Inc. (the Company) specializes in offering real estate by means of an online platform. The Company is located in San Francisco, CA and markets its products to customers throughout the world.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the “Company”).

Rentberry Inc. was incorporated under the laws of the State of Delaware on August 28, 2015 and has offices in San Francisco, California, and the Ukraine. Rentberry, Inc. is a home rental platform offering decentralized, global, long term rental solutions for tenants and landlords. The platform offers a transparent application process, a crowd sourced security deposit network, instant rent payments, e-signing of rental agreements and credit reports. The Company is still in the testing phases and its activities are subject to significant risks and uncertainties, including the ability to secure additional funding to continue to develop the platforms that will attract users.

Rentberry Ltd. is a private limited company incorporated in Gibraltar on November 24, 2017, wholly owned by Rentberry Inc. Rentberry Ltd., was formed strictly for the initial coin offering that took place in 2017. Rentberry Ltd. was later dissolved in 2019.

Floorly, Inc. was incorporated under the laws of the State of Delaware on January 13, 2020 with the intent of taking Rentberry, Inc.’s platform and applying it to commercial space.

Happy Seniors, Inc. was incorporated under the laws of the State of Delaware on February 25, 2020 with the intent of taking Rentberry, Inc.’s platform and applying it to senior living space.

FISCAL YEAR

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of 1) Rentberry, Inc, 2) Rentberry Ltd., 3) Floorly, Inc., and 4) Happy Seniors, Inc. (collectively, the “Company”). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Rentberry, Ltd. And Happy Seniors, Inc. are wholly owned subsidiaries of Rentberry, Inc. while Floorly, Inc. is majority owned at 99%.

RENTBERRY, INC

notes to CONSOLIDATED financial statements

JuNE 30, 2020 and 2021

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management’s estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company’s operations, and affects the Company’s workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

RENTBERRY, INC

notes to CONSOLIDATED financial statements

JuNE 30, 2020 and 2021

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

NOTE 3	CASH and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of June 30, 2021, the Company held no cash equivalents.

RENTBERRY, INC

notes to CONSOLIDATED financial statements

JuNE 30, 2020 and 2021

NOTE 4	Accounts Receivable

The Company’s trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of June 30, 2020, the Company believed all amounts in accounts receivable are collectable.

NOTE 5	FIXED ASSETS

The Company purchased an apartment in Kiev, Ukraine, during the period ending June 30, 2021, at a cost of $465,000. Depreciation for the period was $1,633, thus net fixed assets at June 30, 2021 were $463,367.

NOTE 6	Intangible Assets

The Company applied for and received a patent in 2017 and has capitalized the cost associated with obtaining the patent. The cost of the patent is being amortized over its legal live which is 20 years on a straight-line basis.

The Company capitalizes the costs of acquiring trademarks and amortizes those costs over their legal life which is 10 years on a straight-line basis.

The Company capitalizes the costs to acquire domain names and tests for impairment on an annual basis. There has been no impairment of the domain names.

Amortization expense for the year ending December 31, 2020 was $15,490, and the period ending June 30, 2021, was $5,802.

NOTE 7	INCOME TAXES

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company has elected not record a provision for the deferred income tax asset for the period ended June 30, 2021.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020 and prior. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California. Income tax expense for the period ended June 30, 2021 was $15,384.

RENTBERRY, INC

notes to CONSOLIDATED financial statements

JuNE 30, 2020 and 2021

NOTE 8	Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon booking of a property. Unearned revenue related to prepaid bookings are recorded as deferred revenues. The Company has recorded $38,166 of revenue for the year ending December 31, 2020. The Company has recorded $41,851 of revenue for the period ending June 30, 2021.

NOTE 9	Advertising Expenses

The Company expenses advertising costs as they are incurred.

NOTE 10	New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company’s financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company’s financial statements and related disclosures.

RENTBERRY, INC

notes to CONSOLIDATED financial statements

JuNE 30, 2020 and 2021

In May 2014, the FASB issued ASU, 2014-09—Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company’s financial statements and related disclosures.

In February 2016. The FASB issued ASU 2016-02, Leases (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company’s financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company’s financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company’s financial statements and related disclosures.

RENTBERRY, INC

notes to CONSOLIDATED financial statements

JuNE 30, 2020 and 2021

Note 11	Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

NOTE 12	SBA PPP Loan

In 2020, the Company received loan proceeds of $41,765 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association, as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration (“SBA”) guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of June 30, 2021, the Company received notice from the SBA that the full amount of the loan has been forgiven.

In February 2021, the Company received their second PPP loan from the SBA for $63,636 and the Company has used the funds appropriately. As of August 10, 2021, the full amount of the second PPP loan has been forgiven.

RENTBERRY, INC

notes to CONSOLIDATED financial statements

JuNE 30, 2020 and 2021

NOTE 13	SAFE Obligations

The Company has issued safe agreements in 2019 for a total of $2,125,000 which give the holders of the safe agreements rights to certain shares of the Company’s stock at a discount rate of 20% and a pre-money valuation cap of $9,000,000. The SAFE agreement automatically converted to shares of common stock at December 31, 2020. This resulted in the issuance of 9,092,177 shares of common stock.

In June 2020, the Company issued additional safe agreements under SEC Reg D and C/F which gives the holders of the safe agreements rights to certain shares of the Company’s stock at a discount rate of 20% and a pre-money valuation cap of $9,000,000. It also allowed for an early bird discount rate of 30% and a pre-money valuation of $7,000,000. The total amount raised under Reg D was $742,740 and C/F was $1,070,000. As of December 31, 2020, all of the SAFEs converted to equity.

In March 2021, the Company issued additional safe agreements under SEC Reg D and C/F which gives each of the holders of the safe agreements rights to certain shares of the Company’s common stock at a discounted rate of 20% and a pre-money valuation cap of $15,000,000. The SAFE agreements will automatically convert to shares of common stock at December 31, 2021.

NOTE 14	Equity, Common Stock

As of June 30, 2021, the Company has authorized 50,000,000 shares of common stock, with a par value of $0.001 per share. Of those, 28,779,514 shares have been issued and are outstanding.

NOTE 15	Going Concern

These financial statements are prepared on a going concern basis. The Company registered on August 28, 2015 and has established and presence and operations in the United States. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 16	Subsequent events

The Company has evaluated subsequent events through September 27, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENTBERRY INC.

By	/s/ Oleksiy Lyubynskyy
Name:	Oleksiy Lyubynskyy
Title:	Chief Executive Officer
Date:	September 29, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Oleksiy Lyubynskyy	Date: September 29, 2021
Oleksiy Lyubynskyy
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer